

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

Via E-mail
Sanjay Arora
Chief Executive Officer
Terrapin 3 Acquisition Corporation
590 Madison Avenue, 35th Floor
New York, New York 10022

> **Re:** **Terrapin 3 Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted May 21, 2014**
> **CIK No. 0001608298**

Dear Mr. Arora:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

3. We note your description of the "forward purchase contract," the first risk factor on page 32, and Section 3.3.4 of exhibit 10.11. It appears that Macquarie is not obligated to purchase the securities unless Macquarie consents to the business combination, which it may withhold in its sole discretion. Please clarify throughout the filing the non-binding nature of the arrangement, and advise us why you believe it is appropriate to identify the agreement as a "forward purchase contract" given its non-binding nature.

Prospectus Cover Page

4. Please limit your disclosure to one page and move the information that is not required by Item 501 or is not key to an investment decision off the cover page. See Item 501(b) of Regulation S-K.

5. Please provide a summary of the securities subscription agreement in an appropriate location in the registration statement.

General, page 4

Track Record of Our Management Team, page 4

6. Please disclose the benefits Mr. Leight received in connection with the other previous blank check companies with which he was associated.

The Offering, page 8

Conditions to completing our initial business combination, page 14

7. Please disclose in the last sentence the specific agreement and the material terms of such agreement that require your Macquarie sponsor to approve the business combination. Also clarify whether you can complete a business combination without such approval.

Limited payments to insiders, page 19

8. Please disclose that there is no cap or ceiling on the reimbursement of the out-of-pocket expenses.

Risk Factors, page 22

The grant of registration rights . . ., page 28

9. To provide investors information about the magnitude of the risk, please quantify the number of shares that are subject to the demand registration rights. Please also clarify that Macquarie will receive registration rights for the securities underlying the "forward purchase contract."

Use of Proceeds, page 40

10. Please disclose the fees for financial advisory, underwriting, capital raising, and other
services that may be provided by Macquarie Capital (USA) Inc. For example, if those
fees are included in the expenses for the business combination, disclose this in footnote
(5) on page 41.

Dilution, page 44

11. Please provide the following information related to your calculation of dilution:

   • Tell us why you believe it is appropriate to include proceeds from the private
     placement warrants in your calculation of dilution related to this offering, and
   • Provide your calculation of dilution to public stockholders both assuming the shares
     are not redeemed and assuming all potential shares are redeemed.

Proposed Business, page 50

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 64

Release of funds, page 67

12. To clarify the difference between your offering and what is permitted under Rule 419,
please revise to quantify the approximate amount that could be released for tax
obligations and working capital requirements.

Certain Relationships and Related Party Transactions, page 77

13. Please identify the affiliates to which you refer in the related party transactions in this
section.

14. Please describe your policies and procedures for the review, approval, or ratification of
any transaction required to be reported under Item 404(a) of Regulation S-K. See Item
404(b) of Regulation S-K.

15. We note that you have granted Macquarie Capital (USA) Inc. a right of first refusal for a
period of 36 months to provide certain financial advisory, underwriting, capital raising,
and other services for which they may receive fees. Please clarify how you will
determine the amount of, and the principles you intend to follow in paying, any such fees.
Please also provide this information under the Underwriting section.

Underwriting, page 87

16. As it appears that Macquarie Capital (USA) Inc. is an affiliate of the company, please tell us whether it plans to make a market in any of your securities. If so, please amend the filing to register the market-making activities of Macquarie Capital (USA) Inc.

Exhibits

17. Please file all required exhibits, including the amended and restated certificate of incorporation, in a timely manner so that we may have sufficient time to review them before you request effectiveness of the registration statement. See Item 601 of Regulation S-K.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Jamie Kessel, at (202) 551-3727, or Rufus Decker, at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or Brigitte Lippmann, at (202) 551-3713, with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP